UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Decibel Therapeutics, Inc.

(Name of Subject Company)

Decibel Therapeutics, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

24343R 106

(CUSIP Number of Class of Securities)

Laurence Reid, Ph.D.

President and Chief Executive Officer

Decibel Therapeutics, Inc.

1325 Boylston Street, Suite 500

Boston, Massachusetts 02215

(617) 370-8701

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Stuart M. Falber

Joseph B. Conahan

Scott N. Lunin

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Decibel Therapeutics, Inc., a Delaware corporation (“Decibel”), with the U.S. Securities and Exchange Commission (the “SEC”) on August 25, 2023 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer by Symphony Acquisition Sub, Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Regeneron Pharmaceuticals, Inc., a New York corporation (“Regeneron”), to acquire all of the issued and outstanding shares of common stock, of Decibel in exchange for (i) $4.00 per share, payable in cash, without interest and subject to reduction for any applicable withholding of taxes, plus (ii) one contractual, non-tradeable contingent value right per share (each, a “CVR”), which entitles the holder to potentially receive contingent payments of up to an aggregate of $3.50 per CVR, without interest and subject to reduction for any applicable withholding taxes, upon the achievement of certain clinical development and regulatory milestones for Decibel’s lead investigational product candidate, DB-OTO, within specified time periods and in accordance with the terms and subject to the conditions of a contingent value rights agreement to be entered into with a rights agent mutually agreeable to Regeneron and Decibel, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of August 25, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed jointly by Regeneron and Purchaser with the SEC on August 25, 2023. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used in this Amendment but not defined herein shall have the respective meanings given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Explanatory Note:

As previously disclosed, on August 28, 2023, Shoshana Minzer, a purported stockholder of Decibel, filed a complaint in the United States District Court for the Southern District of New York, captioned Minzer v. Decibel Therapeutics, Inc., et al., 1:23-cv-07626 (S.D.N.Y.) (the “Minzer Complaint”). On August 29, 2023, Catherine Coffman, a purported stockholder of Decibel, filed a complaint in the United States District Court for the Southern District of New York, captioned Coffman v. Decibel Therapeutics, Inc., et al., 1:23-cv-07668 (S.D.N.Y.) (the “Coffman Complaint”). Also on August 29, 2023, Ryan O’Dell, a purported stockholder of Decibel, filed a complaint in the United States District Court for the Southern District of New York, captioned O’Dell v. Decibel Therapeutics, Inc., et al., 1:23-cv-07672 (S.D.N.Y.) (the “O’Dell Complaint”). On August 30, 2023, John Clark, a purported stockholder of Decibel, filed a complaint in the United States District Court for the District of Delaware, captioned Clark v. Decibel Therapeutics, Inc., et al., 1:23-cv-00946 (D. Del.) (the “Clark Complaint”). On September 1, 2023, Elaine Wang, a purported stockholder of Decibel, filed a complaint in the United States District Court for the Southern District of New York, captioned Wang v. Decibel Therapeutics, Inc., et al., 1:23-cv-07816 (S.D.N.Y.) (the “Wang Complaint”). On September 6, 2023, Lisa Vorel, a purported stockholder of Decibel, filed a complaint in the United States District Court for the Southern District of New York, captioned Vorel v. Decibel Therapeutics, Inc., et al., 1:23-cv-07899 (S.D.N.Y.) (the “Vorel Complaint” and, collectively with the Minzer Complaint, the Coffman Complaint, the O’Dell Complaint, the Clark Complaint, and the Wang Complaint, the “Complaints”). Decibel has also received correspondence from law firms claiming to represent purported stockholders, demanding that additional disclosures be provided and in some cases threatening litigation if additional disclosures are not made (the “Demands”).

Decibel believes that the allegations in the Complaints and the Demands are without merit, that no supplemental disclosure is required under applicable laws and that the Schedule 14D-9 disclosed all material information required to be disclosed therein. However, to moot certain of the disclosure claims in the Complaints and the Demands, to avoid the risk that lawsuits may delay or otherwise adversely affect the Transactions and to minimize the expense of defending such actions, Decibel wishes to make voluntarily certain supplemental disclosures related to the proposed Transactions, all of which are set forth below and should be read in conjunction with the Schedule 14D-9 in its entirety.

All page references used herein refer to pages in the Schedule 14D-9 before any additions or deletions resulting from the supplemental disclosures, and capitalized terms used below, unless otherwise defined, have the meanings set forth in the Schedule 14D-9. Nothing in these supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. For clarity, new text is highlighted with bold, underlined text.

Item 4. The Solicitation or Recommendation

“Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger” of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	by amending and restating the fifth paragraph on page 22 of the Schedule 14D-9 to read in its entirety as follows:

“On April 12, 2023, Decibel received a non-binding written proposal from Regeneron for Regeneron to acquire Decibel for $5.00 per Share in cash (the “Regeneron April Proposal”), which represented an approximate 90% premium over the closing price per Share of $2.63 on April 12, 2023. The Regeneron April Proposal was subject to, among other things, completion of Regeneron’s due diligence and negotiation of definitive written agreements and indicated that Regeneron would expect to enter into customary support agreements with Decibel’s major stockholders in connection with entering into a definitive merger agreement. The Regeneron April Proposal indicated that Regeneron was prepared to leverage its industry expertise and its knowledge from the Collaboration Agreement to conduct limited customary due diligence in an accelerated time frame. The Regeneron April Proposal also stated that Regeneron required a 30- day exclusivity period within which to complete its due diligence and that Regeneron expected it would be in a position to announce a transaction with Decibel at the end of the exclusivity period. The Regeneron April Proposal indicated that Regeneron had engaged Wachtell, Lipton, Rosen & Katz (“Wachtell”) as its legal advisor. The Regeneron April Proposal did not mention management retention or the purchase of or participation in the equity of the surviving corporation.”

•	by amending and restating the last paragraph that begins on page 23 and carries over to page 24 of the Schedule 14D-9 to read in its entirety as follows:

“On April 28, 2023, the Transaction Committee held a virtual meeting, with other members of the Decibel Board, members of Decibel’s senior management, representatives of Centerview and representatives of WilmerHale present. During the meeting, a representative of Centerview reported on his discussions with Mr. Husseini since the April 13 meeting of the Decibel Board. He then reported on his discussions with representatives of Party D, Party F and Party E and noted that Party D expressed interest in exploring the opportunity and subsequently scheduled a management meeting, Party F had indicated that otology was off strategy for their company and Party E had held an initial due diligence meeting with representatives of Decibel management and planned a second meeting with Decibel management to be held the following week. The representatives of Centerview then reviewed the materials that had been provided to the Transaction Committee prior to the meeting, including a summary of the Regeneron April Proposal, information regarding the strategic landscape and information regarding the trading of the common stock and analysts’ coverage of Decibel. A representative of Centerview then presented illustrative preliminary financial analyses, based on preliminary prospective financial information provided to Centerview by Decibel’s management (which preliminary prospective financial information was not approved by the Decibel Board or shared with any potential counterparty to a transaction with Decibel), and discussed with the Transaction Committee the near- and longer-term financing required by Decibel, the feasibility of obtaining such financing, and the terms on which such financing could reasonably be obtained, including the anticipated dilution to existing Decibel stockholders. Members of Decibel management then reported on business development discussions regarding DB-020 and the one party that remained interested in pursuing a license for DB-020. The Transaction Committee then discussed with representatives of

Centerview potential responses to the Regeneron April Proposal. After discussion, the Transaction Committee directed Centerview to present Regeneron with a counterproposal consisting of $9.00 per Share in cash at closing, plus one contingent value right (“CVR”) per Share representing up to an additional $4.00 in cash upon the achievement of specified clinical development and regulatory milestones (the “Decibel April Proposal”).”

•	by amending and restating the third paragraph on page 27 of the Schedule 14D-9 to read in its entirety as follows:

“On June 27, 2023, a representative of Wachtell sent to representatives of WilmerHale by email a non-binding written proposal from Regeneron for Regeneron to acquire Decibel for $6.00 per Share in cash at closing plus one CVR per Share entitling Decibel stockholders to receive $1.00 per Share payable upon achievement of the Proof of Concept Milestone (the “Regeneron June Proposal”). The Regeneron June Proposal stated that the total consideration represented a 40% increase over that proposed in the Regeneron April Proposal and a premium of approximately 75% over the closing price per Share of $3.99 as of June 26, 2023. The Regeneron June Proposal was subject to, among other things, completion of Regeneron’s due diligence and negotiation of definitive written agreements and indicated that Regeneron would expect to enter into customary support agreements with Decibel’s major stockholders in connection with entering into the definitive agreements. The Regeneron June Proposal indicated that Regeneron was prepared to leverage its industry expertise and its knowledge from the Collaboration Agreement to conduct limited customary due diligence in an accelerated time frame. The Regeneron June Proposal also stated that Regeneron was aligned with both parties working diligently toward a target signing and announcement date for the transaction of July 20, 2023 and indicated that Regeneron would require a period of exclusivity through July 20, 2023. The Regeneron June Proposal did not address Decibel’s proposal with respect to DB-020, nor did the Regeneron June Proposal mention management retention or the purchase of or participation in the equity of the surviving corporation.”

“Item 4. The Solicitation or Recommendation—Certain Company Management Forecasts” of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	by amending and restating the entirety of page 39 of the Schedule 14D-9 to read as follows:

“At the direction of Decibel’s management, Centerview calculated, from the Forecasts, which were approved for use by the Decibel Board, and based on information and assumptions provided by Decibel’s management, unlevered free cash flow as set forth below, which has been reviewed and approved by Decibel’s management for use by Centerview in connection with its financial analyses and rendering the fairness opinion. The Forecasts are summarized below:

($ in millions)	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E
Non Risk-Adjusted Total Net Revenue	$15	$15	—	—	$52	$328	$291	$391	$472	$676	$850	$1,015	$1,199	$1,389	$1,593	$1,523	$1,494	$1,456	$1,324	$1,102	$892	$675	$470

Risk-Adjusted Total Net Revenue (1)	$4	$4	—	—	$10	$98	$87	$111	$129	$149	$174	$193	$214	$233	$254	$246	$242	$237	$204	$172	$138	$104	$70
Cost of Goods Sold	—	—	—	—	—	(5)	(4)	(5)	(5)	(7)	(9)	(9)	(11)	(11)	(13)	(12)	(12)	(12)	(10)	(8)	(7)	(5)	(3)

Royalty Expense	—	—	—	—	—	(27)	(24)	(28)	(30)	(33)	(36)	(37)	(38)	(38)	(38)	(37)	(37)	(37)	(28)	(24)	(19)	(14)	(9)

Total Gross Profit (2)	$4	$4	—	—	$10	$66	$59	$78	$94	$108	$129	$146	$165	$184	$203	$196	$193	$189	$165	$139	$112	$84	$58
Operating Expense:
Research and Development	(27)	(15)	(15)	(15)	(15)	(15)	(5)	(5)	(5)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)

Sales and Marketing	—	—	—	—	—	(7)	(13)	(15)	(16)	(15)	(17)	(19)	(21)	(23)	(25)	(24)	(24)	(23)	(20)	(17)	(14)	(10)	(7)

General and Administrative	(24)	(15)	(15)	(11)	(9)	(15)	(13)	(14)	(15)	(21)	(23)	(25)	(27)	(29)	(31)	(30)	(30)	(29)	(26)	(23)	(20)	(16)	(13)

Earnings Before Interest and Taxes (“EBIT”) (3)	($47)	($26)	($30)	($26)	($14)	$29	$28	$44	$57	$71	$87	$101	$115	$130	$145	$140	$137	$134	$117	$97	$77	$55	$36
Less: Unlevered Tax Expense	—	—	—	—	—	(7)	(7)	(11)	(14)	(18)	(22)	(25)	(29)	(32)	(36)	(35)	(34)	(33)	(29)	(24)	(19)	(14)	(9)

Plus: Depreciation & Amortization	—	—	—	—	0	2	2	2	2	3	3	4	4	5	5	5	5	5	4	3	3	2	1

Less: Capital Expenditures	—	—	—	—	(0)	(2)	(2)	(2)	(2)	(3)	(3)	(4)	(4)	(5)	(5)	(5)	(5)	(5)	(4)	(3)	(3)	(2)	(1)

Less: Change in Net Working Capital	(0)	—	0	—	(1)	(9)	1	(2)	(2)	(2)	(3)	(2)	(2)	(2)	(2)	1	0	0	3	3	3	3	3

Unlevered Free Cash Flow (4)	($47)	($26)	($29)	($26)	($15)	$13	$22	$31	$41	$51	$63	$74	$84	$95	$107	$106	$103	$101	$91	$76	$61	$45	$30
Impact from Net Operating Loss Usage	—	—	—	—	—	6	6	9	11	14	17	20	7	—	—	—	—	—	—	—	—	—	—

Impact of Capital Raises	—	(9)	—	(13)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

(1)

“Risk-Adjusted Total Net Revenue”, as presented herein, represents risk-adjusted net revenue associated with product sales of DB-OTO and AAV.201 as well as assumed potential future royalty and milestone payments with respect to DB-020. Per Decibel Management, Risk-Adjusted Total Net Revenue assumes a probability of success of 30% for DB-OTO and 10% for AAV.201 and a probability of receiving assumed potential royalty and milestone payments of 19% based on a cumulative probability of approval of DB-020 of 76% and a 25% probability of executing a partnership for DB-020 with a third party.

(2)	“Total Gross Profit”, as presented herein, represents Risk Adjusted Total Net Revenue less the product cost of goods sold and royalty expenses.
(3)	“EBIT”, as presented herein, represents Total Gross Profit less total research and development expense, less total sales and marketing expense, less total general and administrative expense.

(4)

“Unlevered Free Cash Flow”, as presented herein, represents EBIT less (i) unlevered tax expense (assuming a tax rate of 25% per Decibel management and excluding the impact of net operating losses), (ii) capital expenditures, and (iii) changes in net working capital, and plus depreciation and amortization.

For purposes of the discounted cash flow analysis conducted by Centerview in connection with the delivery of its opinion, as described below in this Item 4 under “—Opinion of Centerview Partners LLC,” Decibel management instructed Centerview to use (a) estimated accumulated federal net operating losses of $218 million as of December 31, 2022, (b) an estimated cash balance of $78 million as of June 30, 2023, and (c) assumed gross equity raises of $25 million in 2023, $50 million in 2024 and $75 million in 2026. Decibel management also assessed the probability of achieving the Milestone Payments within the specified time periods and instructed Centerview to use in connection with the delivery of its opinion described below in this Item 4 under “—Opinion of Centerview Partners LLC” an estimated probability of achievement of 80% for the DB-OTO Milestone and 70.3% for the Registration Study Milestone.”

“Item 4. The Solicitation or Recommendation—Opinion of Centerview Partners LLC” of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	by amending and restating the last paragraph that begins on page 44 and carries over to page 45 of the Schedule 14D-9 to read in its entirety as follows:

“For analytical purposes, assuming that for one (1) CVR, the holders thereof receive a payment equal to $3.50 upon the achievement of all of the Milestones, based solely on the assessments of the Company’s management as to the probability of realizing the different Milestone Payments and the estimated timing of achievement of each of the Milestones, and discounting the probability-adjusted Milestone Payments under the CVR back to the valuation date using the midpoint of a range of discount rates from 16.5% to 18.5% (based on Centerview’s analysis of the Company’s weighted average cost of capital, as described more fully in the section captioned “ —Opinion of Centerview Partners LLC—Discounted Cash Flow Analysis”), Centerview calculated an illustrative risk-adjusted net present value for one (1) CVR of $2.02.”

•	by amending and restating the third and fourth full paragraphs on page 45 of the Schedule 14D-9 to read in their entirety as follows:

“In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of June 30, 2023 using discount rates ranging from 16.5% to 18.5% (based on Centerview’s analysis of the Company’s weighted average cost of capital using the Capital Asset Pricing Model and based on considerations that Centerview deemed relevant in its professional judgment and experience) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of the Company over the period beginning on July 1, 2023 and ending on December 31, 2045, as set forth in the Forecasts, (ii) an implied terminal value of the Company, calculated by Centerview by assuming that (as directed by Company management) the Company’s unlevered free cash flows would decline in perpetuity after December 31, 2045 at a rate of free cash flow decline of 50% year over year, and (iii) tax savings from usage of the Company’s estimated federal net operating losses of approximately $218 million as of December 31, 2022 and the Company’s estimated future losses, as set forth in the Internal Data, and (b) adding to the foregoing results, the Company’s cash balance (including investments) of approximately $78 million as of June 30, 2023, as set forth in the Internal Data.

Centerview then calculated a range of implied equity values per Share by (a) dividing the result of the foregoing calculations by the Company’s fully diluted outstanding Shares (calculated based on approximately 25.1 million Shares outstanding and, using the treasury stock method, the dilutive impact of (i) approximately 3.5 million outstanding stock options with a weighted average exercise price of $4.66 and (ii) approximately 1.9 million unvested restricted stock units and unvested performance stock units) as of August 4, 2023 and as set forth in the Internal Data and (b) taking into account the net impact of assumed equity raises of $25 million in 2023, $50 million in 2024 and $75 million in 2026, as set forth in the Forecasts. The resulting range of implied equity values per Share was $2.80 to $3.45, rounded to the nearest $0.05. Solely for reference and informational purposes only, Centerview also calculated the upper end of the range of implied equity values per Share resulting from the foregoing analysis assuming the equity raise in 2023 is completed at a 10% discount to the Company’s stock price and no warrant coverage (instead of a 25% discount and 100% warrant coverage, as set forth in the Forecasts). This calculation resulted in an upper end of the range of implied equity values per Share of $4.10, rounded to the nearest $0.05. Centerview then compared these ranges to the Implied Consideration Value of $6.02 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement and the CVR Agreement.”

•	by amending and restating the first and second bullet points on page 46 of the Schedule 14D-9 to read in their entirety as follows:

•

“Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in the six publicly available Wall Street research analyst reports as of August 8, 2023, which indicated low and high stock price targets for the Company ranging from $2.00 to $23.00 per Share (with a median price target of $13.00 per Share).

•

Precedent Premiums Paid Analysis. Centerview performed an analysis of premiums paid in selected transactions involving publicly traded biopharmaceutical companies that were announced since 2020 and had offer values of less than $500 million for which premium data were available. These transactions were selected, among other reasons, because their participants, size or other factors, for purposes of Centerview’s analysis, may be considered similar to the Transactions. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a range of 40% to 120% to the Company’s closing stock price on August 8, 2023 (the last trading day before the public announcement of the Transactions) of $2.79, which resulted in an implied price range of approximately $3.90 to $6.15 per Share, rounded to the nearest $0.05.”

“Item 5. Persons/Assets Retained, Employed, Compensated or Used” of the Schedule 14D-9 is hereby amended and supplemented by amending and restating in its entirety the second paragraph of Item 5 on page 47 of the Schedule 14D-9 to read in its entirety as follows:

“Additional information pertaining to the retention of Centerview by Decibel in Item 4 under “ —Opinion of Centerview Partners LLC” is hereby incorporated by reference in this Item 5. The Company did not request a fairness opinion from Leerink Partners with respect to the Transactions.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2023

DECIBEL THERAPEUTICS, INC.

By:	/s/ Laurence Reid
Name:	Laurence Reid, Ph.D.
Title:	President and Chief Executive Officer